Number 82-4458 (12g3-2(b))

IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664025

Phone: 217-300, fax: (395-2) 217-899

16. 11. 2004 № 097/ 14683

На № ____________ от ____________

The U.S. Securities and Exchange Commission

Office of International Corporate Finance

450 Fifth Street, N.W.

Mail top 3-9

Washington. D.C. 20549

U.S.A.

Re: Exemption No.: 82-4458
(12g3-2(b))

04046575

SUPPL

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to the Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 9 months of 2004 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Sincerely,

Acting General director
JSC Irkutskenergo

Sergey V. Emdin

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC - 6 2004
WASH. D.C. 213 SECTION

dw 12/9

Putintsev V.
217-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 9 months of 2004 (in thousands of Rubles)

Balance Sheet, for the half of 2004 year
(in thousands of Rubles)

ASSETS	January, 1 2004	September, 30 2004
Intangible Assets	20	20
Property, Plants & Equipment	42 674 509	41 321 256
Capital investments in progress	1 373 190	2 372 273
Long-Term Investments	415 334	486 835
Inventories	1 398 942	1 430 791
Value-added tax	490 173	483 847
Accounts Receivable	4 828 085	4 503 257
Short-Term Investments	245 015	659 280
Cash	190 925	318 046
TOTAL ASSETS	51 616 193	51 575 605
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 570 822	40 546 530
Reserve funds	1 191 702	1 191 702
Retained Earnings	1 246 480	1 959 783
Long-Term Debt	0	0
Short-Term Debt	983 025	470 000
Accounts Payable	2 824 786	2 611 118
Backlog to the participants for profit discharging	5 149	4 066
Future terms incomes	27 421	25 598
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	51 616 193	51 575 605

General director of JSC «Irkutskenergo» ______ Vladimir V. Kolmogorov

Chief accountant of JSC «Irkutskenergo» ______ Gennadiy M. Tolstykh

ОАО "Иркутскэнерго" г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 9 months of 2004
(in thousands of Rubles)

INDEX	the 9 months of 2004 in thousands of Rubles
1. Income before taxes	1 170 858
2. Profit utilization:	
Profit tax	268 780

General director of JSC «Irkutskenergo» Vladimir V. Kolmogorov

Chief accountant of JSC «Irkutskenergo» Gennadiy M. Tolstykh

Российская Федерация ОАО "Иркутскэнерго" г. Иркутск